SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated April 13, 2004

                           Commission File No. 1-14838

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                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                                 --------------

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

   Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
     Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


Enclosure: A press release dated April 6, 2004 announcing that Rhodia has launched a (euro)471 million rights offering as well as a bond issue of at least (euro)600 million.


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                                [GRAPHIC OMITTED]
                                                                   PRESS RELEASE
                                                                     Only for US


                RHODIA LAUNCHES (euro)471 MILLION RIGHTS OFFERING
                  AND BOND ISSUE OF AT LEAST (euro)600 MILLION


Paris, April 6, 2004 -- Rhodia today announced the launch of a capital increase of (euro)471 million with preferential subscription rights for existing shareholders, as well as a bond issue of at least (euro)600 million.

The rights issue will be subscribed by Aventis, pro rata share to its current 15.3% ownership stake in Rhodia. The remainder is underwritten by a banking syndicate.

     o The issue will allow existing Rhodia shareholders to subscribe for five new shares for each two existing shares, creating an aggregate of 448,272,970 new shares.

     o    The subscription price was fixed at 1.05 euro per share.

     o The subscription period will last for two weeks from Tuesday, April 13 to Monday, April 26, 2004 inclusive.

     o The preferential subscription rights will trade only on Euronext Paris during this period.

     o    New shares will begin trading on May 7, 2004.

The bond issue will be made as an international private placement to institutional investors.


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This announcement does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135c of the Securities Act of 1933.


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                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date: April 13, 2004                RHODIA

                                    By:    /s/ PIERRE PROT
                                           --------------------
                                    Name:  Pierre PROT
                                    Title: Chief Financial Officer